CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee[1]

CMS Linked Accrual Notes due 2016	$50,000,000	$5,350.00

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $5,350.00 fee with respect to the $50,000,000 Notes sold pursuant to this registration statement is offset against those filing fees, and $59,010.90 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006 PROSPECTUS SUPPLEMENT Dated January 25, 2006	Pricing Supplement No. 129 to Registration Statement No. 333-131266 Dated October 23, 2006 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Floating Rate Notes
CMS Linked Accrual Notes due 2016

     For the period from and including the original issue date for the notes to but excluding November 10, 2009, interest on the notes will be payable quarterly at a fixed rate of 7.55% per annum. For the period from and including November 10, 2009 to but excluding the maturity date, interest, if any, will be payable quarterly at a variable rate equal to (a) 7.55% per annum times (b) a fraction, the numerator of which is the number of calendar days in the interest payment period on which 10 year CMS less 2 year CMS is equal to or greater than zero and the denominator of which is the total number of calendar days in the interest payment period.

     Beginning November 10, 2009 and on each May 10 and November 10 thereafter, we will have the right to redeem all of these notes and pay to you 100% of the par value of the notes plus any accrued and unpaid interest to but excluding the redemption date. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

     We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities –Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

We may increase the aggregate principal amount of the notes prior to the original issue date but are not required to do so.

Principal amount:	$50,000,000	Interest payment dates:	Each May 10 and November 10,
beginning May 10, 2007; provided
Maturity date:	November 10, 2016		that if any such day is not a business
day, that interest payment will be
Settlement date (original			made on the next succeeding
issue date):	November 10, 2006		business day but no adjustment will
be made to the interest payment
Interest accrual date:	November 10, 2006		period or to any interest payment
made on any succeeding business
Issue price:	100%		day.

Underwriter’s discounts and		Interest payment period:	Semiannual
commissions:	0%
		Day count:	Actual/actual
Proceeds to company:	100%
Redemption percentage at		Book-entry note or
redemption date:	100%	certificated note:	Book-entry note

Senior note or subordinated
Redemption dates:	November 10, 2009 and each May	note:	Senior note
10 and November 10 thereafter.
		Calculation agent:	Morgan Stanley Capital Services
Interest rate:	For the period from and including		Inc.
the original issue date to but
	excluding November 10, 2009,	Agent:	Morgan Stanley & Co. Incorporated
7.55% per annum.
	For the period from and including	Trustee:	The Bank of New York, a New York
	November 10, 2009 to but excluding		banking corporation (as successor to
	the maturity date, the interest rate		JPMorgan Chase Bank, N.A.)
shall be determined as follows: (x)
	7.55% per annum times (y) N/ACT	Minimum denomination:	$1,000 and integral multiples thereof
(calculated on an actual/actual day
	count basis); where N = the total	Specified currency:	U.S. dollars
number of calendar days in the
	applicable interest payment period	Business day:	New York
on which 10 year CMS less 2 year
	CMS is equal to or greater than zero	CUSIP:	61745EUD1
(“accrual days”) and ACT = the
	total number of calendar days in the	Other provisions:	See below
applicable interest payment period.

The notes involve risks not associated with an investment in ordinary floating rate notes.

See Risk Factors beginning on Page PS-3

Terms not defined above have the meanings given to such terms in the accompanying prospectus and prospectus supplement.

MORGAN STANLEY

Additional Provisions

10 year CMS

The 10-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time; provided that for the determination of 10 year CMS on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case 10 year CMS shall be the 10 year CMS on the immediately preceding U.S. government securities business day; provided further that the 10 year CMS for any day from and including the fifth U.S. government securities business day prior to the related interest payment date for any interest payment period shall be the 10 year CMS as in effect on such fifth U.S. government securities business day prior to such interest payment date.

2 year CMS

The 2-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time; provided that for the determination of 2 year CMS on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case 2 year CMS shall be the 2 year CMS on the immediately preceding U.S. government securities business day; provided further that the 2 year CMS for any day from and including the fifth U.S. government securities business day prior to the related interest payment date for any interest payment period shall be the 2 year CMS as in effect on such fifth U.S. government securities business day prior to such interest payment date.

CMS Rates

If on any day the 10 year CMS or 2 year CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 10 year or 2 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR- BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

U.S. government securities business day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Risk Factors

     The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     If 2 year CMS is greater than 10 year CMS during any interest payment period commencing on or after November 10, 2009, so that there are no accrual days within that interest payment period, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease.

     It is also possible that 2 year CMS will be greater than 10 year CMS for so many days during any quarterly interest payment period commencing on or after November 10, 2009 that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero. To the extent that 2 year CMS remains greater than 10 year CMS, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

      The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

     10 year CMS and 2 year CMS for the last five U.S. government securities business days of an interest payment period will be the 10 year CMS or 2 year CMS, as applicable, on the fifth U.S. government securities business day prior to the related interest payment date.

     Because 10 year CMS and 2 year CMS for the last five U.S. government securities business days of an interest payment period will be the 10 year CMS or 2 year CMS, as applicable, on the fifth U.S. government securities business day prior to the related interest payment date, if 2 year CMS is greater than 10 year CMS on such fifth U.S. government securities business day, you will not receive any interest in respect of those five days even if 2 year CMS as actually calculated on any of those days were less than, or equal to, 10 year CMS on the relevant day.

The notes will not be listed

     The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

     Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Historical Information

     The following graph sets forth 10 year CMS less 2 year CMS, 10 year CMS and 2 year CMS, each for the period from July 7, 2000 to October 23, 2006. The historical performance of 10 year CMS and 2 year CMS should not be taken as an indication of their future performance. We cannot give you any assurance that 10 year CMS less 2 year CMS will be equal to or greater than zero on any day of any interest payment period commencing on or after November 10, 2009. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

Supplemental Information Concerning Plan of Distribution

     We expect to deliver the notes against payment therefore in New York, New York on November 10, 2006, which will be the fourteenth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

United States Federal Income Taxation

     We intend to treat the notes as debt obligations that are not subject to the Treasury regulations governing debt instruments with contingent payments. Accordingly, stated interest paid on the notes will be taxable to a U.S. investor as described in “Tax Consequences to U.S. Holders –Notes– Payments of Stated Interest” of the accompanying prospectus supplement. Upon the sale, exchange or retirement of a note, a U.S. investor will recognize taxable gain or loss as described in “Tax Consequences to U.S. Holders –Notes– Sale, Exchange or Retirement of the Notes” of the accompanying prospectus supplement.

     If you are a non-U.S. investor, please read the section of the accompanying prospectus supplement called “United States Federal Taxation –Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.